SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Spok Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84863T106
(CUSIP Number)

Jason W. Soncini
General Counsel
Acacia Research Corporation
767 3rd Avenue, Suite 602
New York, New York 10017
(949) 480-8300

with a copy to:
Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84863T106	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,261,883 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,261,883 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,261,883 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84863T106	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Spok Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 5911 Kingstowne Village Parkway, 6th Floor, Alexandria, Virginia 22315.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by Acacia Research Corporation, a Delaware corporation (“Acacia” or the “Reporting Person”), with respect to the shares of Common Stock held by its wholly owned subsidiary, Maudlin Holdings LLC (the “Maudlin Subsidiary”). Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b) The principal business address of the Reporting Person is 767 3rd Avenue, Suite 602, New York, New York 10017.

(c) The full name of the Reporting Person is Acacia Research Corporation. The principal business address of Acacia is 767 3rd Avenue, Suite 602, New York, New York 10017. Acacia’s principal business is acquiring businesses and operating assets.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Acacia is a Delaware corporation.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported herein were acquired on behalf of the Maudlin Subsidiary using the working capital of the Maudlin Subsidiary at an aggregate cost of approximately $10,478,457.

Item 4.	PURPOSE OF TRANSACTION.

On August 26, 2021, a representative of Acacia sent an email to the Chair of the Board, requesting a phone call regarding the Issuer. The Chair responded that Board policy required all stockholder communications to be made solely through the Issuer’s Chief Executive Officer. On August 30, 2021, representatives of Acacia held a telephone call with the Issuer’s Chief Executive Officer regarding a potential transaction involving the Issuer. Later on August 30, 2021, Acacia delivered a letter (the “Offer Letter”) to the board of directors of the Issuer (the “Board”), pursuant to which Acacia has proposed to acquire 100% of the outstanding shares of Common Stock of the Issuer for a price of $10.75 per share of Common Stock in cash, representing approximately $155 million in total enterprise value (the “Proposed Transaction”). Acacia intends to finance the Proposed Transaction using Acacia’s existing cash on hand. In connection with the Proposed Transaction, the Reporting Person will seek to obtain access to, and review, due diligence materials from the Issuer and conduct discussions with the Issuer regarding the terms of the Proposed Transaction. Depending on the results of these efforts, the Reporting Person may change the proposed terms of the Proposed Transaction or determine to accelerate or terminate discussions with respect to the Proposed Transaction without prior notice.

The foregoing summary of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached hereto as Exhibit A and is incorporated by reference herein.

The Reporting Person believes that the Issuer’s Common Stock is undervalued and represents an attractive investment opportunity.

CUSIP No. 84863T106	SCHEDULE 13D	Page 4 of 6 Pages

The Reporting Person intends to engage in discussions with members of management and the Board, other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization and/or calling a special meeting or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 19,467,300 shares of Common Stock issued and outstanding as of July 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the Securities and Exchange Commission on July 29, 2021.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 84863T106	SCHEDULE 13D	Page 5 of 6 Pages

(d) No person (other than the Reporting Person and the Maudlin Subsidiary) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Letter from Acacia Research Corporation to the Board of Directors of Spok Holdings, Inc., dated August 30, 2021.

CUSIP No. 84863T106	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2021

ACACIA RESEARCH CORPORATION

By:	/s/ Clifford Press
Name:	Clifford Press
Title:	Chief Executive Officer

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer or director of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Acacia

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Marc W. Booth	Chief Intellectual Property Officer	Chief Intellectual Property Officer of the Reporting Person	United States	767 Third Avenue, Suite 602, New York, NY 10017
Isaac T. Kohlberg	Director	Senior Associate Provost and Chief Technology Development Officer at Harvard University	United States	1350 Massachusetts Ave, Suite 847, Cambridge, MA 02138
Maureen O’Connell	Director	Director of the Reporting Person	United States	767 Third Avenue, Suite 602, New York, NY 10017
Clifford Press	Director and Chief Executive Officer	Managing Member of OPP, LLC	United States	767 Third Avenue, Suite 602, New York, NY 10017
Richard Rosenstein	Chief Financial Officer	Chief Financial Officer of the Reporting Person	United States	767 Third Avenue, Suite 602, New York, NY 10017
Jonathan Sagal	Director	Managing Director at Starboard Value LP	United States	777 Third Avenue, 18th Floor, New York, NY 10017
Alfred V. Tobia, Jr.	Director and Chief Investment Officer	Chief Investment Officer of the Reporting Person	United States	767 Third Avenue, Suite 602, New York, NY 10017
Katharine Wolanyk	Director	Managing Director at Burford Capital, LLC	United States	353 N. Clark Street, Suite 2700, Chicago, IL 60654

Schedule B

Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the shares of Common Stock effected in the past 60 days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/3/2021	700,000	8.0813
8/4/2021	25,000	7.9583
8/5/2021	25,000	7.7998
8/18/2021	26,343	7.4182
8/19/2021	157,909	7.7806
8/20/2021	87,144	7.9792
8/23/2021	81,913	8.1492

Exhibit A

August 30, 2021

Vincent D. Kelly, Chief Executive Officer

Board of Directors

Spok Holdings, Inc.

5911 Kingstowne Village Parkway, 6th Floor

Alexandria, VA 22315

Dear Mr. Kelly and Members of the Board:

On behalf of Acacia Research Corporation (“Acacia”, NASDAQ: ACTG), we are pleased to submit this proposal to acquire Spok Holdings, Inc. (“Spok” or the “Company”) for $10.75 per share in cash, representing approximately $155 million in total enterprise value. There are no financing contingencies to our offer and Acacia is prepared to move expeditiously to complete a transaction.

Our all-cash offer represents a substantial and highly compelling premium for shareholders that is 36.9% greater than the Company’s unaffected closing price on August 30, 2021 and a premium of 35.0% to the Company’s 30-day volume-weighted average price per share as of August 30, 2021. In our view, this proposal is in the best interests of the Company and its shareholders, and we would like to begin discussions with you on bringing Spok into the Acacia family.

Acacia is a publicly traded company with a broad mandate to acquire operating businesses in the technology, healthcare, industrial and certain financial services sectors. Acacia is well-capitalized, with more than $780 million in available capital, including $528.5 million in cash and securities on its balance sheet and unused committed financing of more than $255 million through our partnership with Starboard Value LP, a leading investment manager.

Further, Acacia owns approximately 6.5% of the outstanding common stock of the Company. As you know, in light of our substantial ownership stake, we are required to publicly disclose this letter and its contents.

We have been studying Spok for some time and look forward to getting to know you better as we pursue the proposed transaction.

Respectfully,

/s/ Clifford Press	/s/ Alfred V. Tobia, Jr
Clifford Press	Alfred V. Tobia, Jr
Chief Executive Officer	Chief Investment Officer

767 THIRD AVENUE, SUITE 602

NEW YORK, NY 10017

www.ACACIARESEARCH.com